

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 5, 2023

Xiaowu He
Chief Executive Officer
Scienjoy Holding Corp
RM 1118, 11 th Floor, Building 3,
No. 99 Wangzhou Rd ., Liangzhu St .
Yuhang District , Hangzhou ,
Zhejiang Province, 311113 , China

> **Re: Scienjoy Holding Corporation**
> **Form 20-F filed April 28, 2023**
> **Form 20-F/A filed May 12, 2023**
> **File No. 001-38799**

Dear Xiaowu He:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F/A filed on May 12, 2023

Controls and procedures, page 1

1. We note your disclosure that management has determined that your internal control over financial reporting ("ICFR") was not effective as of December 31, 2022 due to certain material weaknesses. However, we also note your disclosure that your management, with the participation of your chief executive officer and chief financial officer, has concluded that disclosure controls and procedures ("DCP") were effective as of the end of the period covered by this report. Please explain to us how you concluded DCP were effective while ICFR was determined not to be effective.

Form 20-F filed on April 28, 2023

Introduction, page iii

2.   At the onset of introduction, please disclose prominently that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology